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September 8, 2005		Writer’s Direct Contact (650) 813-5641 JBastian@mofo.com

By Telefacsimile and Mail

Ms. Tara L. Harkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	O2Micro International Limited
Comments on Form 20-F for the Year Ended December 31, 2004
File No. 000-30910

Dear Ms. Harkins:

On behalf of our client, O2Micro International Limited (the “Company”) and in connection to the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 27, 2005, which response was filed with the Commission on August 31, 2005, the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tara L. Harkins

September 8, 2005

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Please call me at the number above if you have any questions.

Very truly yours,

/s/ Justin L. Bastian

cc:    Mr. Sterling Du, O2Micro International Limited